TESCO

09046426

082-03277

RECEIVED

2008 JUL -1 P 4:01

News release.......

SUPPL

TESCO AND FORTIS CREATE NEW INSURANCE PARTNERSHIP

1500 new jobs for the UK

Tesco Personal Finance (TPF) and Fortis UK today announced that they are in exclusive discussions to form a new partnership to provide motor and household insurance.

The deal, agreed in principle, will see customers benefit from the combined capabilities of both parties. Tesco will take greater control of pricing and the development of new products, while Fortis will bring considerable expertise on underwriting and claims management. Jointly the companies will create more than 1500 new UK jobs.

Final binding terms are expected to be agreed in the next two months and the deal will be subject to normal regulatory approvals.

Announcing the partnership Tesco PLC Director and CEO of Retailing Services, Andrew Higginson, said:

"This is an important strategic move in the development of Tesco Personal Finance under Tesco's sole ownership. General insurance is a key area for TPF and this partnership with Fortis will enable us to take it to the next level. I am delighted to be working with them at this exciting time for our business."

The move comes just weeks after Tesco Personal Finance moved into its new Scottish headquarters in Edinburgh and opened the first of its new banking and insurance centres in Tesco stores.

Benny Higgins, Chief Executive of Tesco Personal Finance added:

"Tesco already has a successful insurance business with a track record for keen pricing and great service. This new partnership with Fortis will provide us with the flexibility to build on this success and grow the business further by providing customers' with innovative new products and great value.

"I'm delighted that we will also create more than 1500 new UK jobs."

Barry Smith, Chief Executive of Fortis UK said: "We are delighted to be working with Tesco Personal Finance on this significant new insurance partnership. Our unique competitive proposition of high customer service delivered at low cost will go a long way to winning this important deal."

The partnership involves over £500 million in annualised total Gross Written Premium (GWP) and is expected to grow. It could be underwriting new business and renewals from the second half of next year.

ENDS

Dlw 7/2

For further information:

Tesco:

Media:	Jonathan Church	01992 644645
	Angus Maitland	0207 379 5151
Investor relations:	Steve Webb	01992 644800

Fortis:

Media:	Paul Lynes	02380 313152
	Vanessa Neil	0207 251 3801
Investor Relations	Brussels	+31 (0)30 226 65 66

Notes for Editors:

Tesco Personal Finance is the UK's largest supermarket bank. Since launch in 1997, it has grown to have nearly six million customer accounts across 28 financial products and services.

Its principal activities are: general insurance - motor, home, pet and travel; credit cards and personal loans; personal savings; Tesco Compare and a network of cash machines (ATMs).

It sells products through multiple channels including in-store, by telephone and online.

Tesco Personal Finance has already created more than 200 new jobs this year as it renewed its commitment to a Scottish HQ by moving to a new building in Edinburgh's Haymarket Yards.

Tesco Personal Finance is now fully-owned by Tesco plc following the acquisition announced on 28th July 2008 and completed on 19th December 2008.

Fortis (Insurance UK) is a leading provider of personal and commercial lines insurance solutions in the UK. Fortis UK has two main divisions, manufacturing both non-life and life products, which are distributed through a range of channels including brokers, IFAs, intermediaries, affinity partners and the Internet, as well as various wholly or partially-owned companies (RIAS, Fortis Insurance Solutions, Affinity Solutions Ltd, Text2Insure and InsureTECH Systems).

Fortis insures in excess of 6.7 million customers working with a range of partners, Fortis is recognised for delivering consistent and high-quality customer experiences. It employs almost 3,000 people with a head office based in Eastleigh and others in Belfast, Bournemouth, Gloucester, Haywards Heath, London, Redditch, and Stoke-on-Trent. In 2008, its non-life profit before tax and interest was £76 million and its non-life GWP was £760 million.

Fortis (Insurance UK) is part of Fortis Insurance International, a global insurance group of significant scale with over EUR14bn turnover, 20 million customers and 10,000 employees worldwide.